

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

November 12, 2004

04046655

SUPPL

RECEIVED

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: **U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
      File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

• Michael A. Terrell (period: November 2-12, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
- President

/mjh
enclosure

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : November 2, 2004 - November 12, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
350998	2004-11-03	2004-11-12	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.5400	731,990						

-1-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
351002	2004-11-04	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.5400	734,990						
351011	2004-11-05	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+200	1.4700	735,190						
351024	2004-11-05	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,800	1.5200	740,990						
351029	2004-11-08	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,500	1.5000	745,490						
351036	2004-11-09	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,800	1.5000	747,290						
351046	2004-11-10	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+500	1.4600	747,790						
351050	2004-11-10	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.5000	749,790						
351052	2004-11-10	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.4400	751,790						
351058	2004-11-11	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.3600	752,790						
351061	2004-11-11	2004-11-12	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+500	1.3900	753,290						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
351065	2004-11-11	2004-11-12	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.4000	758,290						
351070	2004-11-11	2004-11-12	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.3500	760,790						
351074	2004-11-11	2004-11-12	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.4000	761,790						
351087	2004-11-12	2004-11-12	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.3500	766,790						